Exhibit 99.1
Independent Auditor’s Report (Separate Financial Statements) of Shinhan Card as of December 31, 2023

On March 4, 2024, Shinhan Card, our wholly-owned credit card subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Contents

Page

Independent Auditors’ Report	1

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	4

Separate Statements of Changes in Equity	5

Separate Statements of Cash Flows	6

Notes to the Separate Financial Statements	8

Independent Auditors’ Review Report on Internal Control over Financial Reporting	Refer to PDF

ICFR Operating Status Report	Refer to PDF

Please refer to the attached PDF file to see more details of Audit Reports with separate financial statements.

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholder of Shinhan Card Co., Ltd.

Opinion

We have audited the separate financial statements of Shinhan Card Co., Ltd.(“the Company”), which comprise the separate statement of financial position as of December 31, 2023, the separate statement of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Group as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on

Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024

Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won, except share data)	Note		2023	2022

Assets
Cash and due from banks	10,40	~~W~~	493,057	407,852
Financial assets at fair value through profit or loss	11		1,513,207	864,401
Derivative assets	12		147,690	138,072
Credit card receivables at amortized cost and others	13		35,362,909	35,676,297
Lease assets	14		2,082,812	1,944,821
Financial assets at fair value through other comprehensive income	16		393,979	375,471
Property and equipment, net	15,17		617,717	623,982
Intangible assets	18		98,507	90,256
Investments in subsidiaries and others	19		331,677	325,082
Current tax assets	39		21,626	21,634
Deferred tax assets	39		115,747	116,841
Investment properties	20		46,943	45,959
Defined benefit assets	24		3,480	36,795
Other assets	21		1,372,791	1,640,945
Total assets		~~W~~	42,602,142	42,308,408

Liabilities
Derivative liabilities	12	~~W~~	229	-
Borrowings	22		9,739,749	11,616,048
Debentures, net	23		19,282,427	18,467,463
Current tax liabilities	39		87,386	79,203
Provisions	25		232,105	237,320
Other liabilities	15,26		5,289,129	4,551,597
Total liabilities		~~W~~	34,631,025	34,951,631

Equity
Common stock	27		626,847	626,847
Hybrid bonds			699,822	399,901
Capital surplus	27		860,592	860,592
Capital adjustments	27		1,895	1,893
Accumulated other comprehensive loss	27		(60,158)	(35,432)
Retained earnings	27,28		5,842,119	5,502,976
Total equity			7,971,117	7,356,777

Total liabilities and equity		~~W~~	42,602,142	42,308,408

The accompanying notes are an integral part of the separate financial statements.

(In millions of won, except earnings per share)	Note		2023	2022
Interest income		~~W~~	2,636,469	2,344,686
Interest expense			(883,759)	(677,497)
Net interest income	32		1,752,710	1,667,189

Fee and commission income			2,039,246	1,740,291
Fee and commission expense			(1,275,435)	(1,221,557)
Net fee and commission income	33		763,811	518,734

Dividend income	34		382	415
Net gain on financial assets at fair value through profit or loss	11		52,120	38,774
Net gain on derivatives	12		31,434	113,871
Net gain(loss) on foreign currency transactions	7		9,882	(78,497)
Provision for credit loss allowance	35		(810,930)	(509,009)
General administrative expenses	36		(684,361)	(692,538)
Other operating expense, net	37		(311,843)	(322,602)

Operating income			803,205	736,337

Non-operating income, net	38		2,383	64,838

Impairment of investments in subsidiaries and others	19		-	(5,201)

Profit before income tax			805,588	795,974

Income tax expense	39		(179,740)	(186,361)

Profit for the year		~~W~~	625,848	609,613

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(21,314)	30,697
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		1,969	6,047
Items that are or may be reclassified to profit or loss
Loss on financial assets at fair value through other comprehensive income			10,864	(17,031)
Net changes in the unrealized fair value of cash flow hedges	12,27		(16,245)	(18,277)

Other comprehensive income for the year, net of tax			(24,726)	1,436

Total comprehensive income for the year		~~W~~	601,122	611,049

Earnings per share Basic and diluted earnings per share (in won)	30		4,752	4,762

The accompanying notes are an integral part of the separate financial statements.

(In millions of won)	Common stock	Hybrid	Capital surplus	Capital adjustments	Accumulated other	Retained earnings	Total

			bonds			comprehensive income (loss)

Balance at January 1, 2022	~~W~~	626,847	-	860,592	1,871	(36,868)	5,243,604	6,696,046
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(337,620)	(337,620)
Share-based payment transactions		-	-	-	22	-	-	22
Issuance of hybrid bonds		-	399,901	-	-	-	-	399,901
Dividend on hybrid bonds		-	-	-	-	-	(12,621)	(12,621)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	609,613	609,613
Remeasurement of the net defined benefit obligations		-	-	-	-	30,697	-	30,697
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(10,984)	-	(10,984)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(18,277)	-	(18,277)
Balance at December 31, 2022	~~W~~	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Balance at January 1, 2023	~~W~~	626,847	399,901	860,592	1,893	(35,432)	5,502,976	7,356,777
Transactions with the owner of the Company:
Dividends		-	-	-	-	-	(256,631)	(256,631)
Share-based payment transactions		-	-	-	2	-	-	2
Issuance of hybrid bonds		-	299,921	-	-	-	-	299,921
Dividend on hybrid bonds		-	-	-	-	-	(30,074)	(30,074)
Total comprehensive income for the year:
Profit for the year		-	-	-	-	-	625,848	625,848
Remeasurement of the net defined benefit obligations		-	-	-	-	(21,314)	-	(21,314)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	-	12,833	-	12,833
Net changes in the unrealized fair value of cash flow hedges		-	-	-	-	(16,245)	-	(16,245)
Balance at December 31, 2023	~~W~~	626,847	699,822	860,592	1,895	(60,158)	5,842,119	7,971,117

The accompanying notes are an integral part of the separate financial statements.

(In millions of won)		2023	2022
Cash flows from operating activities
Profit for the year	~~W~~	625,848	609,613

Adjustments for:		(1,573,352)	(1,481,234)
Interest income		(2,636,469)	(2,344,686)
Interest expense		883,759	677,497
Dividend income		(382)	(415)
Income tax expense		179,740	186,361
Fee and commission income		37,444	32,470
Fee and commission expense		1,009	670
Net gain on sale of financial assets at fair value through profit or loss		(4,029)	(7,102)
Net loss on sale of financial assets at fair value through profit or loss		322	-
Net gain on valuation of financial assets at fair value through profit or loss		(7,164)	(4,494)
Net loss on valuation of financial assets at fair value through profit or loss		1,806	1,133
Net gain on derivatives		(33,334)	(118,611)
Net loss on derivatives		1,900	4,740
Net gain on foreign currency transactions		(2,532)	(9,483)
Net loss on foreign currency transactions		33,813	120,554
Provision for credit loss allowance		810,930	509,009
Employee-related expenses		20,093	24,211
Depreciation expenses		61,979	53,885
Increase (Decrease) in provision for restoration		(1,282)	20
Other operating income		-	-
Other operating expenses		445,122	351,390
Non-operating income		(1,036)	(62,974)
Non-operating expenses		1,906	1,547
Subsidiary investment stock damage loss		-	5,201
		1,366,947	902,166
Changes in assets and liabilities:
Due from banks at amortized cost		(50,000)	-
Financial assets at fair value through profit or loss		(604,809)	75,103
Credit card receivables at amortized cost and other		(328,472)	(3,250,701)
Lease assets		(583,175)	(898,355)
Other assets		(143,310)	(401,899)
Net defined benefit obligations		(10,632)	(49,989)
Provisions		(37,261)	(22,206)
Other liabilities		592,608	545,795
		(1,165,051)	(4,002,252)

Income taxes paid		(161,906)	(295,341)
Interest received		2,489,477	2,177,939
Interest paid		(701,926)	(636,285)
Dividend received		382	415
Net cash inflow (outflow) from operating activities	~~W~~	880,419	(2,724,988)

(In millions of won)		2023	2022

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss	~~W~~	7,000	9,339
Acquisition of financial assets at fair value through profit or loss		(41,931)	(14,760)
Proceeds from disposal of financial assets at fair value through other comprehensive income		-	-
Acquisition of financial assets at fair value through other comprehensive income		-	(192,894)
Proceeds from disposal of Investments in subsidiaries and others		4,805	12,163
Acquisition of investments in subsidiaries and others		(11,400)	(68,899)
Proceeds from disposal of property and equipment		970	76,709
Acquisition of property and equipment		(30,670)	(33,391)
Proceeds from disposal of intangible assets		758	637
Acquisition of intangible assets		(29,219)	(27,854)
Decrease in security deposits paid		1,141	4,557
Increase in security deposits paid		(6,372)	(4,193)

Net cash outflow from investing activities		(104,918)	(238,586)

Cash flows from financing activities
Proceeds from borrowings		855,200	5,728,510
Repayment of borrowings		(2,496,701)	(3,517,500)
Proceeds from debentures		7,163,981	6,200,800
Repayment of debentures		(6,380,000)	(5,595,000)
Cash inflows from cash flow hedges		-	477,760
Cash outflows from cash flow hedges		-	(480,960)
Repayment of lease liabilities		(8,957)	(8,510)
Dividends paid		(256,631)	(337,620)
Increase in security deposits received		110,818	215,470
Issuance of hybrid bonds		299,921	399,901
Payment of dividend on hybrid bonds		(27,927)	(12,041)
Net cash inflow (outflow) from financing activities		(740,296)	3,070,810

Net increase in cash and cash equivalents		35,205	107,236

Cash and cash equivalents at the beginning of the year		407,816	300,580

Cash and cash equivalents at the end of the year (Note 40)	~~W~~	443,021	407,816

The accompanying notes are an integral part of the separate financial statements.